Exhibit 4.8

Form Of

Frontier Oil Corporation
Omnibus Incentive Compensation Plan

Stock Unit/Restricted Stock Agreement

Grantee:	______________
Date of Grant:	Effective _____________
Number of Stock Units Granted:	______________
1.  Stock Unit Grant. I am pleased to inform you that you have been granted Stock Units with respect to shares of common stock of Frontier Oil Corporation (the “Company”) under the Frontier Oil Corporation Omnibus Incentive Compensation Plan (the “Plan”). A Stock Unit is a notional (phantom) share of Company stock. The terms of the grant are subject to the terms of the Plan and this Agreement, which includes Attachment A hereto.

2.  Performance Goal/Restricted Stock Grant. If, and to the extent, the Performance Goal set forth on Attachment A is achieved, at the end of the Performance Period you will receive, in cancellation of and in exchange for your Stock Units, a number of shares of Restricted Stock equal to the product of the Stock Units Earned Percentage (set forth in Item I on Attachment A) and the number of Stock Units granted to you. If the Threshold for the Performance Goal is not achieved for the Performance Period, all Stock Units automatically will be cancelled without payment at the end of the Performance Period.

3.  Vesting. To the extent Stock Units are earned and shares of Restricted Stock are granted to you at the end of the Performance Period, then, subject to the further provisions of this Agreement, those shares of Restricted Stock will vest as follows: one-third on June 30, 2007; one-third on June 30, 2008; and the final one-third on June 30, 2009.

Notwithstanding the above vesting schedule, upon the occurrence of any of the following events during the Vesting Period (the period beginning January 1, 2007 and ending June 30, 2009), the Restricted Stock then outstanding, if any, shall become vested or forfeitable, as the case may be, as provided below:

(a)
Death, Retirement or Disability. If you cease to be an employee of the Company and its Affiliates during the Vesting Period as a result of your death, Retirement or a disability that entitles you to disability benefits under the Company’s long-term disability plan, any shares of Restricted Stock then outstanding automatically shall become 100% vested upon your termination of employment. As used herein, “Retirement” means your termination of employment with the Company and its Affiliates for reasons other than Cause on or after reaching age 63 or, if after age 55 and prior to age 63, with the consent of the Committee.

(b)
Other Terminations. If you cease to be an employee of the Company and its Affiliates (i) during the Performance Period for any reason, all Stock Units awarded to you automatically shall be forfeited without payment upon your termination and (ii) during the Vesting Period for any reason other than due to death, Retirement or disability as provided in paragraph 3(a) above, all shares of Restricted Stock then outstanding, if any, (or to be granted to you after the Performance Period, if any) automatically shall be forfeited without payment upon your termination of employment.

(c)
Change of Control. Upon the occurrence of a Change of Control (i) during the Performance Period, your Stock Units shall be cancelled in full on such date and you will be paid a number of Shares equal to 125% of the number of Stock Units granted you plus an amount of cash equal to the amount of dividends, if any, paid by the Company with respect to such number of Shares during the period beginning on the Date of Grant and ending on the Change of Control, and (ii) during the Vesting Period, all shares of Restricted Stock, if any, then outstanding (or to be granted to you after the Performance Period, if any) automatically shall become 100% vested on such date.

For purposes of this Agreement, “employment with the Company” shall include being an employee or a Director of, or a Consultant to, the Company or an Affiliate.

4.  Dividend Equivalents. If you receive a grant of Restricted Stock pursuant to Section 2, then, on or as soon as practicable following the vesting of a share of Restricted Stock (but not later than 2½ months after such vesting date), the Company shall pay you (i) an amount of cash equal to the value of all cash dividends the Company has paid with respect to a share of Company stock during the period beginning on the Date of Grant and ending on the date the share of Restricted Stock became vested (the “Dividend Period”) and (ii) a number of Shares equal to the number of stock dividends paid during the Dividend Period with respect to a Share. Dividend equivalents (cash or stock) shall not be payable with respect to any share of Restricted Stock that is forfeited.

5.  Nontransferability of Award. The Stock Units and shares of Restricted Stock, if any are granted, may not be transferred in any manner otherwise than by will or by the laws of descent or distribution. The terms of the Plan and this Agreement shall be binding upon your executors, administrators, heirs, successors and assigns.

6.  Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and, except as expressly provided in this Agreement, supersede in their entirety all prior undertakings and agreements between you and the Company with respect to the same. This Agreement is governed by the internal substantive laws, but not the choice of law rules, of the State of Texas.

7.  Withholding of Tax. To the extent that the vesting or payment of Stock Units, Restricted Stock or dividend equivalent payment results in the receipt of compensation by you with respect to which the Company or an Affiliate has a tax withholding obligation pursuant to applicable law, unless other arrangements have been made by you that are acceptable to the Company or such Affiliate, you shall deliver to the Company or an Affiliate such amount of money as the Company or an Affiliate may require to meet its withholding obligations under such applicable law; provided, however, you may direct the Company to withhold such number of Shares that would otherwise be delivered to you hereunder upon vesting that have an aggregate fair market value that does not exceed the amount of taxes required to be withheld by the Company or an Affiliate. No delivery of Shares shall be made pursuant to this Agreement until you have paid or made arrangements approved by the Company or an Affiliate to satisfy in full the applicable tax withholding requirements of the Company or an Affiliate.

8.  Amendment. This Agreement may be modified only by a written agreement signed by you and an officer of the Company who is expressly authorized by the Company to execute such document; provided, however, notwithstanding the foregoing, the Company may make any change to this agreement without your consent if such change is not materially adverse to your rights under this Agreement.

9.  General. By accepting this grant, you agree that the Stock Units and shares of Restricted Stock, if granted, are granted under and governed by the terms and conditions of the Plan and this Agreement. In the event of any conflict, the terms of the Plan shall control. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

10.  Change of Control and/or Severance Agreement. Notwithstanding anything in this Agreement to the contrary, the terms of any Change of Control and/or Severance Agreement between you and the Company in effect on the Date of Grant are incorporated herein by reference and to the extent such agreement continues to be in effect on any relevant date hereunder, shall control over any provisions in this Agreement in conflict with the terms of such Change of Control and/or Severance Agreement.

11.  Effectiveness of Agreement. Notwithstanding anything herein to the contrary, this Agreement shall not become effective for any purpose, and you shall not have any rights under it, prior to the approval of the Plan by the stockholders of the Company at the Annual Meeting of Stockholders of the Company on April 26, 2006. If the Plan is not approved by the stockholders at such meeting or your employment with the Company terminates for any reason prior to such stockholder approval, this Agreement shall automatically be null and void ab initio for all purposes.

FRONTIER OIL CORPORATION
By:
Name:
Title:

ATTACHMENT A
I. Performance Measurement

The Performance Period shall be the 2006 calendar year.

Goals	Net Income for Performance Period [1]	Stock Units Earned as a % of Target Award [2]
< Threshold	<$101.2MM	-0-
Threshold	$101.2MM	75%
Target	$126.5MM	100%
Maximum	$151.8MM	125%
[1] Net income as reported in the Company’s Annual Report to Stockholders for 2006, subject to adjustment as provided in Item II below.

2 If Net Income falls between Threshold and Maximum amounts, the percentage of Stock Units earned will be interpolated on a straight line basis between the two closest points in the table above.

II. Adjustments to Net Income for Certain Events

If, during the Performance Period, there is change in accounting standards required by the Financial Accounting Standards Board, the Net Income amounts in the above table shall be adjusted as appropriate to disregard the effect of such change.

In the event of an acquisition or disposition of a business operation by the Company or an Affiliate during the Performance Year, or any other Extraordinary Item(s) (as determined for GAAP purposes and reflected in the Company’s Annual Report to Stockholders) during the Performance Period, for purposes of comparing Net Income with the Goals for the Performance Period, the actual Net Income and the dollar amount of the Goals shall exclude the effect of such acquisition, disposition or other Extraordinary Item(s).

Notwithstanding the foregoing, however, an adjustment pursuant to this Section II may be made only to the extent the adjustment does not cause the award to cease to qualify as a “performance-based” award under IRC Section 162(m) and applicable Treasury regulations thereunder.

III. Committee Certification

As soon as reasonably practical following the end of the Performance Period, the Committee shall review the Net Income results for the 2006 year (as adjusted by the Company, if applicable) and certify those results in writing. No shares of Restricted Stock shall become issuable to you prior to the Committee’s certification. However, Committee certification shall not apply in the event of a Change of Control.